Exhibit 12(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,					June 30,
	2011	2012	2013	2014	2015	2016

Fixed charges, as defined:
Total Interest	$48,117	$45,214	$38,173	$58,384	$45,532	$39,106
Interest applicable to rentals	684	655	974	799	1,091	551

Total fixed charges, as defined	$48,801	$45,869	$39,147	$59,183	$46,623	$39,657

Earnings as defined:
Net Income	$64,197	$111,866	$113,664	$96,334	$111,318	$114,973
Add:
Provision for income taxes:
Total	74,953	77,115	68,853	83,310	53,077	56,956
Fixed charges as above	48,801	45,869	39,147	59,183	46,623	39,657

Total earnings, as defined	$187,951	$234,850	$221,664	$238,827	$211,018	$211,586

Ratio of earnings to fixed charges, as defined	3.85	5.12	5.66	4.04	4.53	5.34